July 26, 2024

Douglas Murphy-Chutorian
Chief Executive Officer
Semler Scientific, Inc.
2340-2348 Walsh Avenue, Suite 2344
Santa Clara, CA 95051

       Re: Semler Scientific, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed July 11, 2024
           File No. 333-280013
Dear Douglas Murphy-Chutorian:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-3
Bitcoin Strategy, page 9

1. Refer to your responses to prior comments 9 and 10. Please identify your liquidity providers. Additionally, you state you executed bitcoin trades using a time-weighted average price over a pre-arranged time period. With respect to future bitcoin purchases:

             Describe the material aspects of methodology used to calculate the time-weighted average price of bitcoin.
             Disclose the pre-arranged time periods for the transfers of bitcoin and describe how the bitcoin is transferred.
             To the extent that the average price is calculated by referencing crypto asset trading platforms, identify the trading platforms, where each trading platform is located and how it is licensed or regulated, and the criteria and process for selecting particular
 July 26, 2024
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           trading platforms.
2. Refer to your response to prior comment 11. Please identify the third-party custodians and file the custody agreements as exhibits to the registration statement. Also disclose and discuss the material aspects of the bitcoin custody agreements, including the following:

             Describe how the custodian stores the private keys, including whether they will be commingled with assets of other customers and the geographic area where they will be stored.
             Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoin.
             Disclose whether the custodian carries insurance for any losses of the bitcoin it custodies for you. If so, quantify the amount of and character of the insurance,
           disclose whether the insurance is shared among the custodian   s
customers, and
           describe any limitations on the custodian   s liability.
3. Refer to your response to comment 14. Please describe the AML, KYC and other procedures conducted by you, your liquidity providers, and your custodians, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations.
       Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Marianne Sarrazin, Esq.